Filed Pursuant to Rule 253(g)(2)
File No. 024-11162

FUNDRISE GROWTH EREIT VII, LLC

SUPPLEMENT NO. 3 DATED JANUARY 19, 2023
TO THE OFFERING CIRCULAR DATED DECEMBER 14, 2022

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated December 14, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 15, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Cottonvale Towns Controlled Subsidiary - Savannah, GA

On January 13, 2023 we acquired ownership of a “majority-owned subsidiary”, FR - Cottonvale Towns, LLC (“Cottonvale Towns Controlled Subsidiary”), for a purchase price of approximately $280,000, which is the initial stated value of our equity interest in a new investment round in Cottonvale Towns Controlled Subsidiary (“Cottonvale Towns Growth eREIT VII Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in Cottonvale Towns Controlled Subsidiary, for a purchase price of approximately $5,320,000 (“Cottonvale Towns Interval Fund Investment” and, together with Cottonvale Towns Growth eREIT VII Investment, “Cottonvale Towns Investment”). Cottonvale Towns Controlled Subsidiary used the proceeds of the Cottonvale Towns Investment to acquire twenty (20) townhomes in the planned Cottonvale Towns subdivision generally located off of Cottonvale Road in Savannah, GA (the “Cottonvale Towns Property”). We anticipate the Cottonvale Towns Controlled Subsidiary, or one of our affiliates, will purchase up to seventy-one (71) townhomes in the Cottonvale Towns Property from the home builder as construction progresses and certificates of occupancy are secured. The initial Cottonvale Towns Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the initial Cottonvale Towns Investment and initial tranche of the twenty (20) townhomes occurred concurrently.

Cottonvale Towns Controlled Subsidiary is managed by us.

Pursuant to the agreements governing Cottonvale Towns Growth eREIT VII Investment, we have authority for the management of Cottonvale Towns Controlled Subsidiary, including Cottonvale Towns Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total purchase price, paid directly by Cottonvale Towns Controlled Subsidiary.

The total purchase price for the Cottonvale Towns Property is anticipated to be approximately $19,880,000, an average of approximately $280,000 per home. We anticipate additional hard costs of approximately $41,000 for miscellaneous minor capital expenditures, as well as additional soft costs and financing costs of approximately $731,000 bringing the total projected project cost for the Cottonvale Towns Property to approximately $20,652,000. The home builder expects to deliver approximately twenty-five (25) homes per month, with full delivery of the seventy-one (71) homes expected in March 2023. Cottonvale Towns Property consists of 1,444 square foot 3 bedroom, 2.5 bath townhomes. Professional third-party property management will be installed to manage the Cottonvale Towns Property.

The following table contains underwriting assumptions for the Preston Park Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Cottonvale Towns	5.00%	3.00%	3.03%	5.00%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.